EXHIBIT 99.3
                                                                   ------------



                           [GRAPHIC OMITTED -- LOGO]

                         ADVANTAGE ENERGY INCOME FUND



                    2007 MANAGEMENT'S DISCUSSION & ANALYSIS

The following Management's Discussion and Analysis ("MD&A"), dated as of March 5, 2008, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Fund", "us", "we" or "our") for the quarter and year ended December 31, 2007 and should be read in conjunction with the audited consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all references are to Canadian dollars unless otherwise indicated. All per barrel of oil equivalent ("boe") amounts are stated at a conversion rate of six thousand cubic feet of natural gas being equal to one barrel of oil or liquids.


NON-GAAP MEASURES

The Fund discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations, funds from operations per Trust Unit and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance, leverage and provide an indication of the results generated by the Fund's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned that these measures should not be construed as an alternative to net income, cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities before expenditures on asset retirement and changes in non-cash working capital. Funds from operations per Trust Unit is based on the number of Trust Units outstanding at each distribution record date. Cash netbacks are dependent on the determination of funds from operations and include the primary cash revenues and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

                                            THREE MONTHS ENDED                               YEAR ENDED
                                                 DECEMBER 31                                  DECEMBER 31
($000)                                     2007             2006      % CHANGE           2007             2006      % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities   $  83,366         $ 65,495         27%        $ 249,132         $229,087          9%
Expenditures on asset retirement            2,116            3,462        (39)%           6,951            5,974         16%
Changes in non-cash working capital        (4,963)          (6,220)       (20)%          15,060          (20,303)      (174)%
-------------------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS                   $  80,519         $ 62,737         28%        $ 271,143         $214,758         26%
-------------------------------------------------------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION

The information in this report contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas;
liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; obtaining required approvals of regulatory authorities and other risk factors set forth in Advantage's Annual Information Form which is available at www.advantageincome.com or www.sedar.com. Advantage's actual results,

                       Advantage Energy Income Fund - 1
performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.


ACQUISITION OF SOUND ENERGY TRUST

On September 5, 2007,  the  previously  announced  acquisition  of Sound Energy
Trust ("Sound") was completed. The financial and operational information for the quarter and year ended December 31, 2007 reflects operations from the Sound properties effective from the closing date, September 5, 2007.

The  acquisition  was   accomplished   through  a  Plan  of  Arrangement   (the
"Arrangement") by the exchange of each Sound Trust Unit for 0.30 of an Advantage Trust Unit or, at the election of the holder of Sound Trust Units, $0.66 in cash and 0.2557 of an Advantage Trust Unit. In addition, all Sound Exchangeable Shares were exchanged for Advantage Trust Units on the same ratio based on the conversion ratio in effect at the effective date of the Arrangement. Advantage issued 16,977,184 Trust Units and paid $21.4 million cash as consideration to acquire Sound. The transaction is accretive to Advantage's Unitholders on a production, cash flow, reserves and net asset value basis and has significantly increased Advantage's tax pool position to a total of approximately $1.7 billion, and Safe Harbour expansion room to approximately $2.0 billion. Sound's higher oil weighting, synergy with many of Advantage's core properties and significant undeveloped land holdings of approximately 400,000 net undeveloped acres will further enhance the operating platform of Advantage.

OVERVIEW

                                                   THREE MONTHS ENDED                               YEAR ENDED
                                                       DECEMBER 31                                  DECEMBER 31
                                                 2007            2006     % CHANGE            2007           2006    % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities ($000) $  83,366         $  65,495     27%           $ 249,132       $ 229,087      9%
Funds from operations ($000)                 $  80,519         $  62,737     28%           $ 271,143       $ 214,758     26%
   per Trust Unit (1)                        $    0.58         $    0.59    (2)%           $    2.22       $    2.63   (16)%
Net income (loss) ($000)                     $  13,795         $   8,736     58%           $  (7,535)      $  49,814  (115)%
   per Trust Unit  - Basic                   $    0.10         $    0.08     25%           $   (0.06)      $    0.62  (110)%
                   - Diluted                 $    0.10         $    0.08     25%           $   (0.06)      $    0.61  (110)%

(1)  Based on Trust Units outstanding at each distribution record date.


Cash provided by operating activities increased 27%, funds from operations increased 28%, and funds from operations per Trust Unit modestly decreased 2% for the three months ended December 31, 2007, as compared to the same period of 2006. For the year ended December 31, 2007, cash provided by operating activities increased 9%, funds from operations increased 26%, and funds from operations per Trust Unit decreased 16%. Cash provided by operating activities and funds from operations for the quarter and year were positively impacted by increased revenues due to additional production from the Sound acquisition and the year was further impacted by a full year of production from the Ketch acquisition that closed in 2006. Funds from operations per Trust Unit decreased during the periods due to a higher average number of Trust Units outstanding. The weighted average number of Trust Units has increased 32% for the three months and 48% for the year ended in 2007 compared to 2006, mainly due to the Sound acquisition, the Trust Unit financing in the first quarter of 2007 and the distribution reinvestment plan. When compared to the third quarter of 2007, funds from operations increased 29% due to production increases of 17% from the acquisition of Sound and stronger commodity prices. Natural gas prices, excluding hedging, increased 11% and crude oil and NGL prices, excluding hedging, increased 6% for the fourth quarter of 2007 as compared to the prior quarter. The Fund also realized net derivative gains of $5.2 million in the three months and $18.6 million for the year ended December 31, 2007 which also helped to strengthen cash provided by operating activities and funds from operations.

Net income for the quarter increased 58% over prior year due to higher crude oil prices and higher production from the Sound acquisition, offset somewhat by higher costs from the acquisition and general growth of the Fund. Net income for the year decreased to a net loss for the twelve months ended December 31, 2007 primarily due to higher operating costs, as well as non-cash expenses such as amortization of the management contract internalization and higher depletion and depreciation expense. The primary factor that causes significant variability of Advantage's cash provided by operating activities, funds from operations, and net income is

                       Advantage Energy Income Fund - 2
commodity prices. Refer to the section "Commodity
Prices and Marketing" for a more detailed discussion of commodity prices and our price risk management.

DISTRIBUTIONS

                                           THREE MONTHS ENDED                                YEAR ENDED
                                               DECEMBER 31                                   DECEMBER 31
                                          2007            2006         % CHANGE         2007            2006         % CHANGE
-------------------------------------------------------------------------------------------------------------------------------
Distributions declared ($000)        $    57,875       $  58,791         (2)%         $ 215,194      $ 217,246           (1)%
   per Trust Unit (1)                $      0.42       $    0.56        (25)%         $    1.77      $    2.66          (33)%

(1)  Based on Trust Units outstanding at each distribution record date.

Total distributions declared decreased 2% for the three months and 1% for the year ended December 31, 2007 when compared to the same periods in 2006. Total distributions declared are slightly lower as a result of the decreases in the distribution per Trust Unit in January and December 2007. The decreases in per Trust Unit distributions are offset by additional distributions due to the increased Trust Units outstanding from the continued growth and development of the Fund. Since natural gas prices were very weak during the 2006/2007 winter season, we reduced the distribution level in January 2007 and as natural gas prices continued to show prolonged weakness throughout 2007, we decreased the distribution level further in December 2007 to more appropriately reflect the current commodity price environment. Distributions per Trust Unit were $0.42 for the three months and $1.77 for the year ended December 31, 2007, representing a decrease of 25% and 33% from same periods in 2006. The monthly distribution is currently $0.12 per Trust Unit. To mitigate the persisting risk associated with lower commodity prices and the resulting negative impact on cash flows, the Fund implemented a hedging program with 51% of natural gas production and 38% of crude oil production, net of royalties, hedged for 2008. See "Commodity Price Risk" section for a more detailed discussion of our price risk management.

Distributions from the Fund to Unitholders are entirely discretionary and are determined by Management and the Board of Directors. We closely monitor our distribution policy considering forecasted cash flows, optimal debt levels, capital spending activity, taxability to Unitholders, working capital requirements, and other potential cash expenditures. Distributions are announced monthly and are based on the cash available after retaining a portion to meet such spending requirements. The level of distributions are primarily determined by cash flows received from the production of oil and natural gas from existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, our distributions will decline over time in a manner consistent with declining production from typical oil and natural gas reserves. Therefore, distributions are highly dependent upon our success in exploiting the current reserve base and acquiring additional reserves. Furthermore, monthly distributions we pay to Unitholders are highly dependent upon the prices received for such oil and natural gas production. Oil and natural gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond our control. Declines in oil or natural gas prices will have an adverse effect upon our operations, financial condition, reserves and ultimately on our ability to pay distributions to Unitholders. The Fund attempts to mitigate the volatility in commodity prices through our hedging program. It is our long-term objective to provide stable and sustainable distributions to the Unitholders, while continuing to grow the Fund. However, given that funds from operations can vary significantly from month-to-month due to these factors, the Fund may utilize various financing alternatives as an interim measure to maintain stable distributions.

For Canadian and U.S. holders of Advantage Trust Units, the distributions paid for 2007 were 100% taxable. All Unitholders of the Fund are encouraged to consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.


                       Advantage Energy Income Fund - 3

REVENUE

                                           THREE MONTHS ENDED                                YEAR ENDED
                                               DECEMBER 31                                   DECEMBER 31
($000)                                    2007            2006         % CHANGE         2007            2006         % CHANGE
-------------------------------------------------------------------------------------------------------------------------------
Natural gas excluding hedging          $  73,662       $  74,309          (1)%        $ 286,777      $ 231,548            24%
Realized hedging gains                     8,762           4,046          117%           20,933          4,164           403%
-------------------------------------------------------------------------------------------------------------------------------
Natural gas including hedging          $  82,424       $  78,355            5%        $ 307,710      $ 235,712            31%
-------------------------------------------------------------------------------------------------------------------------------
Crude oil and NGLs excluding hedging   $  87,079       $  48,051           81%        $ 251,987      $ 182,882            38%
Realized hedging gains (losses)          (3,552)           1,133        (414)%          (2,339)          1,133         (306)%
-------------------------------------------------------------------------------------------------------------------------------
Crude oil and NGLs including hedging $    83,527       $  49,184           70%        $ 249,648      $ 184,015            36%
-------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUE                          $ 165,951       $ 127,539           30%        $ 557,358       $419,727            33%
-------------------------------------------------------------------------------------------------------------------------------

Natural gas revenues, excluding hedging, have decreased 1% for the three months and increased 24% for the year ended December 31, 2007, compared to 2006. The decrease in natural gas revenues for the three months is mainly due to a 10% decrease in natural gas prices, excluding hedging, offset by an equivalent 10% increase in production, primarily from the Sound acquisition. Conversely, the increase in natural gas revenues for the 2007 year is mainly due to the inclusion of a full year of production from the Ketch merger that closed in 2006 and production from the Sound acquisition since September 5, 2007, while natural gas prices remained fairly constant. Crude oil and NGL revenues, excluding hedging, have increased by 81% for the three months and 38% for the year ended December 31, 2007, compared to 2006. Crude oil and NGL revenue increased due to additional production from the Sound acquisition and the inclusion of a full year of production from the Ketch merger combined with an increase in crude oil and NGL prices of 34% for the three months and 6% for the year ended December 31, 2007. For the three months and year ended December 31, 2007, the Fund recognized natural gas and crude oil net hedging gains of $5.2 million and $18.6 million primarily due to derivative contracts in place that offset commodity prices fluctuations which can jeopardize revenues and corresponding distributions.

PRODUCTION

                                           THREE MONTHS ENDED                                YEAR ENDED
                                               DECEMBER 31                                   DECEMBER 31
                                          2007            2006         % CHANGE         2007            2006         % CHANGE
-------------------------------------------------------------------------------------------------------------------------------
Natural gas (mcf/d)                      128,556        117,134            10%         116,998         94,074             24%
Crude oil (bbls/d)                        10,410          7,148            46%           8,090          6,273             29%
NGLs (bbls/d)                              2,485          2,422             3%           2,372          1,802             32%

-------------------------------------------------------------------------------------------------------------------------------
TOTAL (BOE/D)                             34,321         29,092            18%          29,962         23,754             26%
-------------------------------------------------------------------------------------------------------------------------------

Natural gas (%)                            63%             67%                           65%             66%
Crude oil (%)                              30%             25%                           27%             26%
NGLs (%)                                   7%              8%                            8%              8%

The Fund's total daily production averaged 34,321 boe/d for the three months and 29,962 boe/d for the year ended December 31, 2007, an increase of 18% and 26%, respectively, compared with the same periods of 2006. Natural gas production increased 10%, crude oil production increased 46%, and NGLs production increased 3% for the fourth quarter of 2007. For the year ended December 31, 2007, natural gas production increased 24%, crude oil production increased 29%, and NGLs production increased 32%. Production for the quarter increased due to the additional properties from the Sound acquisition. The increase in production for the year ended December 31, 2007 has been primarily attributed to a full year of production from the Ketch acquisition which closed June 23, 2006 and production from the Sound acquisition which closed September 5, 2007. Production for the fourth quarter increased 17% from the third quarter of 2007 also due to a full quarter of production from the acquisition of Sound.

Our successful first quarter 2007 drilling program at Martin Creek, followed by continued success at Sunset, Nevis, Willesden Green, as well as other areas in Southern Alberta and Saskatchewan throughout the year has helped offset natural declines. In addition, our flattening production platform, resulting from our continued focus on long life assets, is contributing to a stable operating foundation. For 2008 we expect production to average approximately 32,000 to 34,000 boe/d, weighted 62% to natural gas.


                       Advantage Energy Income Fund - 4

Approximately 55% of our capital spending will be directed to natural gas and 45% toward light oil projects which will enable us to increase our crude oil production and capitalize on the stronger crude oil pricing environment.


COMMODITY PRICES AND MARKETING

NATURAL GAS
                                           THREE MONTHS ENDED                                YEAR ENDED
                                               DECEMBER 31                                   DECEMBER 31
($/MCF)                                   2007            2006         % CHANGE         2007            2006         % CHANGE
-------------------------------------------------------------------------------------------------------------------------------
Realized natural gas prices
     Excluding hedging                   $ 6.23         $  6.90           (10)%        $ 6.72          $ 6.74             -
     Including hedging                   $ 6.97         $  7.27           (4)%         $ 7.21          $ 6.86            5%

AECO monthly index                       $ 6.00         $  6.36           (6)%         $ 6.61          $ 6.98           (5)%

Realized natural gas prices, excluding hedging, decreased 10% for the three months and remained constant for the year ended December 31, 2007, as compared to 2006. The price of natural gas is primarily based on supply and demand fundamentals in the North American marketplace; however market speculation activity has increased price volatility. Natural gas prices declined for the current quarter and continued to remain weak for the entire 2007 year, as in 2006, due to exceedingly high storage levels, mild summer and winter weather and a lack of storm activity in the Gulf of Mexico. Fourth quarter natural gas inventory levels remained well above average, causing continued downward pressure on commodity prices. However, early 2008 has brought colder weather and significant inventory withdrawals have been experienced, resulting in a rebound of natural gas prices. Natural gas storage levels are now closer to expectation and only slightly above the five-year average. In addition, there has been a tighter supply of natural gas, putting further upward pressure on prices. These developments have been encouraging and we continue to believe that the long-term pricing fundamentals for natural gas remain strong. These fundamentals include (i) the continued strength of crude oil prices, which has eliminated the economic advantage of fuel switching away from natural gas evidenced by the increase in proposed gas fired electrical generation facilities, (ii) significantly less natural gas drilling in Canada projected for 2008, which will reduce productivity to offset declines, (iii) the increasing focus on resource style natural gas wells, which have high initial declines and require a higher threshold economic price than conventional gas drilling and (iv) the demand for natural gas for the Canadian oil sands projects.

CRUDE OIL AND NGLS

                                             THREE MONTHS ENDED                              YEAR ENDED
                                                 DECEMBER 31                                 DECEMBER 31
($/BBL)                                      2007         2006         % CHANGE         2007            2006         % CHANGE
-------------------------------------------------------------------------------------------------------------------------------
Realized crude oil prices
     Excluding hedging                     $  74.19     $ 56.10            32%         $67.71          $ 63.85          6%
     Including hedging                     $  70.48     $ 57.82            22%         $66.92          $ 64.34          4%

Realized NGLs prices
     Excluding hedging                     $  70.09     $ 50.09            40%         $60.12          $ 55.81          8%

Realized crude oil and NGLs prices
     Excluding hedging                     $  73.40     $ 54.58            34%         $65.99          $ 62.05          6%
     Including hedging                     $  70.40     $ 55.86            26%         $65.38          $ 62.44          5%

WTI ($US/bbl)                              $  90.63     $ 60.21            51%         $72.37          $ 66.35          9%
$US/$Canadian exchange rate                $   1.02     $  0.88            16%         $ 0.94          $  0.88          7%

Realized crude oil and NGLs prices, excluding hedging, increased 34% for the three months and 6% for the year ended December 31, 2007, as compared to the same periods of 2006. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and $US/$Canadian exchange rates. For the three months and year ended December 31, 2007, WTI increased 51% and 9%, respectively, with momentous increases experienced in the fourth quarter of 2007. Advantage's realized crude oil price has not changed to the same extent as WTI due to the strengthening of the Canadian dollar relative to the US dollar and widened Canadian crude oil differentials relative to WTI. The price of WTI fluctuates based on worldwide supply and demand fundamentals. There has been significant price volatility experienced over the last several years whereby WTI has reached historic high levels. Many developments have resulted in the current price levels, including significant continuing geopolitical issues and general market speculation. In fact, the impact of market fundamentals has diminished

                       Advantage Energy Income Fund - 5
as geopolitical events and speculation has prevailed. As a result, prices have remained strong throughout 2007 and into early 2008. With the current high price levels, it is notable that demand has remained resilient even as the United States, the world's largest crude oil consumer, experiences an economic slowdown. Regardless whether the current price level is sustainable or just a short-term anomaly, we believe that the pricing fundamentals for crude oil remain strong with many factors affecting the continued strength including (i) supply management and supply restrictions by the OPEC cartel, (ii) ongoing civil unrest in Venezuela, Nigeria, and the Middle East, (iii) strong world wide demand, particularly in China, India and the United States and (iv) North American refinery capacity constraints.

COMMODITY PRICE RISK

The Fund's operational results and financial condition will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and, in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. Any movement in oil and natural gas prices could have an effect on the Fund's financial condition and therefore on the distributions to holders of Advantage Trust Units. As current and future practice, Advantage has established a financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivatives. These commodity price risk management activities could expose Advantage to losses or gains. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

We have been active in entering new financial contracts to protect future cash flows and currently the Fund has the following derivatives in place:

DESCRIPTION OF DERIVATIVE                     TERM                         VOLUME                        AVERAGE PRICE
-------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS - AECO
         Fixed price               November 2007 to March 2008           7,109 mcf/d                        Cdn$9.54/mcf
         Fixed price               April 2008 to October 2008           14,217 mcf/d                        Cdn$6.85/mcf
         Fixed price               April 2008 to October 2008            9,478 mcf/d                        Cdn$7.25/mcf
         Fixed price               April 2008 to October 2008           14,217 mcf/d                        Cdn$7.83/mcf
         Fixed price                April 2008 to March 2009            14,217 mcf/d                        Cdn$7.10/mcf
         Fixed price                April 2008 to March 2009            14,217 mcf/d                        Cdn$7.06/mcf
         Fixed price               November 2008 to March 2009          14,217 mcf/d                        Cdn$7.77/mcf
         Fixed price               November 2008 to March 2009           4,739 mcf/d                        Cdn$8.10/mcf
         Collar                    November 2007 to March 2008           9,478 mcf/d                Floor   Cdn$8.44/mcf
                                                                                                  Ceiling   Cdn$10.29/mcf
         Collar                    November 2007 to March 2008           7,109 mcf/d                Floor   Cdn$8.70/mcf
                                                                                                  Ceiling   Cdn$10.71/mcf

CRUDE OIL - WTI
         Fixed price              February 2008 to January 2009         2,000 bbls/d                        Cdn$90.93/bbl
         Fixed price                April 2008 to March 2009            2,500 bbls/d                        Cdn$97.15/bbl
         Collar                   February 2008 to January 2009         2,000 bbls/d             Sold put   Cdn$70.00/bbl
                                                                                           Purchased call  Cdn$105.00/bbl
                                                                                                     Cost   Cdn$1.52/bbl

As at December 31, 2007 the fair value of the derivatives outstanding was a net asset of approximately $2.2 million. For the year ended December 31, 2007, $11.0 million was recognized in income as an unrealized derivative loss due to changes in the fair value and settlement of such contracts since December 31, 2006. For the same period we recognized in income a realized derivative gain of $18.6 million upon the settlement of these financial contracts, which partially alleviated lower revenue from continued weak natural gas prices. As a result of the Sound acquisition, the Fund assumed several derivatives which had an estimated net fair value on closing of $2.8 million. The change in fair value of these derivatives since acquisition to the end of the period has been recognized in income as an unrealized derivative gain or loss. The valuation of the derivatives is the estimated fair value to settle the contracts as at December 31, 2007 and is based on pricing models, estimates, assumptions and market data available at that time. The actual gain or loss realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices as compared to the valuation assumptions. The Fund does not apply hedge accounting and current accounting standards require changes in the fair value

                       Advantage Energy Income Fund - 6
to be included in the consolidated statement of income and comprehensive income as an unrealized derivative gain or loss with a corresponding derivative asset and liability recorded on the balance sheet. The Fund has fixed the commodity price on anticipated production as follows:

                                                 APPROXIMATE PRODUCTION             AVERAGE                 AVERAGE
COMMODITY                                       HEDGED, NET OF ROYALTIES          FLOOR PRICE            CEILING PRICE
-------------------------------------------------------------------------------------------------------------------------------
NATURAL GAS - AECO
         January to March 2008                             22%                   Cdn$8.85/mcf            Cdn$10.19/mcf
         April to June 2008                                66%                   Cdn$7.22/mcf            Cdn$7.22/mcf
         July to September 2008                            64%                   Cdn$7.22/mcf            Cdn$7.22/mcf
         October to December 2008                          53%                   Cdn$7.32/mcf            Cdn$7.32/mcf
-------------------------------------------------------------------------------------------------------------------------------
         TOTAL 2008                                        51%                   CDN$7.43/MCF            CDN$7.58/MCF
-------------------------------------------------------------------------------------------------------------------------------
         January to March 2009                             46%                   Cdn$7.39/mcf            Cdn$7.39/mcf
CRUDE OIL - WTI
         January to March 2008                             13%                   Cdn$90.93/bbl           Cdn$90.93/bbl
         April to June 2008                                47%                   Cdn$94.39/bbl           Cdn$94.39/bbl
         July to September 2008                            46%                   Cdn$94.39/bbl           Cdn$94.39/bbl
         October to December 2008                          46%                   Cdn$94.39/bbl           Cdn$94.39/bbl
-------------------------------------------------------------------------------------------------------------------------------
         TOTAL 2008                                        38%                   CDN$94.07/BBL           CDN$94.07/BBL
-------------------------------------------------------------------------------------------------------------------------------
         January to March 2009                             32%                   Cdn$95.84/bbl           Cdn$95.84/bbl

ROYALTIES
                                                  THREE MONTHS ENDED                            YEAR ENDED
                                                      DECEMBER 31                               DECEMBER 31
                                                 2007           2006        % CHANGE         2007         2006       % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Royalties, net of Alberta Royalty Credit ($000) $27,099       $ 23,349          16%       $ 98,614       $76,456         29%
   per boe                                      $  8.58       $   8.72         (2)%       $   9.02       $  8.82          2%
As a percentage of revenue, excluding hedging     16.9%          19.1%       (2.2)%          18.3%         18.4%      (0.1)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Fund currently has mineral leases with provincial governments, individuals and other companies. Royalties for 2006 are shown net of the Alberta Royalty Credit, which was a royalty rebate provided by the Alberta government to certain producers and was eliminated effective January 1, 2007. Royalties have increased in total for the 2007 periods due to the increase in revenue from higher production related to acquisitions but remains comparable on a per boe basis. Royalties as a percentage of revenue, excluding hedging, remained consistent for the year as compared to 2006 but decreased in the fourth quarter of 2007 due to the lower natural gas prices experienced by Advantage during the last six months of the year. We expect the royalty rate to be in the range of 17% to 19% for 2008 given the current environment.

On October 25, 2007, the Alberta Provincial Government announced changes to royalties for conventional oil, natural gas and oil sands that will become effective January 1, 2009. Given the methodology used in the new royalty regime, royalties and as a result, cash flows will be affected by depths and productivity of wells. In addition, royalties are price sensitive with higher royalty levels applying when commodity prices are higher. A review of the initial information released by the Alberta Provincial Government indicates that lower rate natural gas wells will see a benefit of lower royalties while conventional oil will be subject to an increase in royalties but is again less punitive at lower rates. Commodity prices and individual well production rates are both key factors in the calculation. The majority of Advantage's production in Alberta comes from lower rate wells due to well-established large, long life properties. In addition, we have a significant presence in British Columbia and Saskatchewan. Therefore, early indications are that the impact may not be significant based on our current production and the current commodity price environment. Advantage continues to analyze the impact of the decision and will take the new royalty regime into consideration in preparing future development projects. Project economics are evaluated taking into consideration all relevant factors including the new royalty regime given the commodity pricing environment anticipated. Those projects that maximize return to Advantage Unitholders will continue to be selected for development.


                       Advantage Energy Income Fund - 7

OPERATING COSTS

                                                  THREE MONTHS ENDED                            YEAR ENDED
                                                      DECEMBER 31                               DECEMBER 31
                                                 2007           2006        % CHANGE         2007         2006       % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Operating costs ($000)                          $39,330       $ 27,803          41%       $127,309       $82,911        54%
   per boe                                      $ 12.46       $  10.39          20%       $  11.64       $  9.56        22%

Total operating costs increased 41% for the three months and 54% for the year ended December 31, 2007 as compared to 2006, mainly due to increased production from the Ketch acquisition which was completed June 23, 2006 and the Sound acquisition, which closed on September 5, 2007. Operating costs per boe increased 20% for the three months and 22% for the year ended December 31, 2007, mainly due to lower production levels related to third party turnaround activity, an extended spring break-up, increased service and supply costs as the industry experienced overall cost increases, and higher relative operating costs from recent acquisitions. However, fourth quarter 2007 per boe operating costs came in modestly lower than our expectation of $12.50 to $13.50, due to optimization initiatives put in place by the Fund in 2007. We will continue to be opportunistic and proactive in pursuing programs that will improve our operating cost structure. Consistent with this strategy, the Fund entered hedges for power costs, one of our more significant operating costs, of 3.0 MW at $54.00/MWh for 2008. We expect that operating costs per boe will be in the range of $12.50 to $13.30 for the 2008 year.

GENERAL AND ADMINISTRATIVE

                                                  THREE MONTHS ENDED                            YEAR ENDED
                                                      DECEMBER 31                               DECEMBER 31
                                                 2007           2006        % CHANGE         2007         2006       % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
General and administrative expense ($000)       $ 7,173       $  4,586          56%       $ 21,449       $  13,738       56%
   per boe                                      $  2.27       $   1.71          33%       $   1.96       $    1.58       24%
Employees at December 31                                                                       172             135       27%

General and administrative ("G&A") expense has increased 56% for the three months and year ended December 31, 2007, as compared to 2006. G&A per boe increased 33% for the three months and 24% for the year when compared to the same periods of 2006. G&A expense for the year ended December 31, 2007 has increased overall and per boe primarily due to an increase in staff levels that have resulted from the Ketch and Sound acquisitions and general growth of the Fund. Additionally, the Ketch acquisition was conditional on Advantage internalizing the external management contract structure and eliminating all related fees for a more typical employee compensation arrangement. The new employee compensation plan has resulted in higher G&A expense, including unit-based compensation, which is offset by the elimination of future management fees and performance incentive. Prior to elimination of the management contract, the quarterly management fee and annual performance incentive were not included within G&A.

Current employee compensation includes salary, benefits, a short-term incentive plan and a long-term incentive plan. The long-term incentive plan consists of a Restricted Trust Unit Plan (the "Plan"), as approved by the Unitholders on June 23, 2006, and Trust Units issuable for the retention of certain employees of the Fund. The purpose of the long-term compensation plans is to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting Unitholder return.

The Plan authorizes the Board of Directors to grant Restricted Trust Units ("RTUs") to directors, officers, or employees of the Fund. The number of RTUs granted is based on the Fund's Trust Unit return for a calendar year and compared to a peer group approved by the Board of Directors. The Trust Unit return is calculated at the end of the year and is primarily based on the year-over-year change in the Trust Unit price plus distributions. The RTU grants vest one third immediately on grant date, with the remaining two thirds vesting evenly on the following two yearly anniversary dates. The holders of RTUs may elect to receive cash upon vesting in lieu of the number of Trust Units to be issued, subject to consent of the Fund. Compensation cost related to the Plan is based on the "fair value" of the RTUs at the grant date and is recognized as compensation expense over the service period. This valuation incorporates the period end Trust Unit price, the estimated number of RTUs to vest, and certain management estimates. The maximum fair value of RTUs granted in any one calendar year is limited to 175% of the base salaries of those individuals participating in the Plan for such period. As the Fund did not meet the 2007 or 2006 grant thresholds, there were no RTU grants made during these years and no related compensation expense has been recognized.

                       Advantage Energy Income Fund - 8

For the year ended December 31, 2007, the Fund has accrued unit-based compensation expense of $0.9 million in general and administrative expense and has capitalized $0.3 million related to Trust Units issuable for the retention of certain employees of the Fund.

MANAGEMENT FEE, PERFORMANCE INCENTIVE, AND MANAGEMENT INTERNALIZATION

                                                  THREE MONTHS ENDED                            YEAR ENDED
                                                      DECEMBER 31                               DECEMBER 31
                                                 2007           2006        % CHANGE         2007         2006       % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Management fee ($000)                           $     -       $      -           -        $      -       $   887       (100)%
   per boe                                      $     -       $      -           -        $      -       $  0.10       (100)%
Performance incentive ($000)                    $     -       $      -           -        $      -       $ 2,380       (100)%
Management internalization ($000)               $ 2,534       $  5,497         (54)%      $ 15,708       $13,449          17%

Prior to the Ketch merger, the Manager received both a management fee and a performance incentive fee as compensation pursuant to the Management Agreement approved by the Board of Directors. As a condition of the merger with Ketch, the Fund and the Manager reached an agreement to internalize the management contract arrangement. As part of the agreement, Advantage agreed to purchase all of the outstanding shares of the Manager pursuant to the terms of the Arrangement, thereby eliminating the management fee and performance incentive effective April 1, 2006. The Trust Unit consideration issued in exchange for the outstanding shares of the Manager was placed in escrow for a 3-year period and is being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services are provided. The management internalization is lower for the quarter since one third vested and was paid in June 2007 while two thirds remains outstanding.

INTEREST
                                                  THREE MONTHS ENDED                            YEAR ENDED
                                                      DECEMBER 31                               DECEMBER 31
                                                 2007           2006        % CHANGE         2007         2006       % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Interest expense ($000)                         $ 7,917       $  5,414          46%       $ 24,351       $ 18,258        33%
   per boe                                      $  2.51       $   2.02          24%       $   2.23       $   2.11         6%
Average effective interest rate                    6.2%           5.5%         0.7%           5.7%           5.1%       0.6%
Bank indebtedness at December 31 ($000)                                                   $547,426       $410,574        33%

Interest expense has increased 46% for the three months and 33% for the year ended December 31, 2007, as compared to 2006. Interest expense per boe has increased 24% for the three months and 6% for the year ended December 31, 2007. The increase in total interest expense is primarily attributable to a higher average debt level associated with the growth of the Fund, an increase in the average effective interest rates and increased bank indebtedness assumed on the Ketch and Sound acquisitions. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to Unitholders. Our current credit facilities have been a favorable financing alternative with an effective interest rate of only 5.7% for the year ended December 31, 2007. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

                                                  THREE MONTHS ENDED                            YEAR ENDED
                                                      DECEMBER 31                               DECEMBER 31
                                                 2007           2006        % CHANGE         2007         2006       % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Interest on convertible debentures ($000)       $ 4,426       $  3,289          35%       $ 14,867       $11,210         33%
   per boe                                      $  1.40       $   1.23          14%       $   1.36       $  1.29         5%
Accretion on convertible debentures ($000)      $   721       $    604          19%       $  2,569       $ 2,106         22%
   per boe                                      $  0.23       $   0.23           -        $   0.23       $  0.24        (4)%
Convertible debentures maturity
   value at December 31 ($000)                                                            $224,612       $180,730        24%

Interest on convertible debentures has increased 35% for the three months and 33% for the year ended December 31, 2007, as compared to 2006. Accretion on convertible debentures has increased 19% for the three months and 22% for the year ended December 31, 2007. The increases in total interest and accretion are due to Advantage assuming Sound's 8.75% and 8.00% convertible debentures and Ketch's 6.50% convertible debentures in the 2006 merger. The increased interest and accretion from the additional debentures has been slightly offset due to the exchange of convertible debentures to Trust Units during 2006 that pay distributions rather than interest. Interest per boe for the quarter is higher as our convertible debentures outstanding have slightly increased relative to our level of production.

                       Advantage Energy Income Fund - 9

CASH NETBACKS

                                                     THREE MONTHS ENDED                              YEAR ENDED
                                                         DECEMBER 31                                 DECEMBER 31
                                                 2007                   2006                  2007                 2006
-------------------------------------------------------------------------------------------------------------------------------
                                              $000   PER BOE        $000   PER BOE        $000   PER BOE        $000   PER BOE
-------------------------------------------------------------------------------------------------------------------------------
Revenue                                  $ 160,741   $ 50.91   $ 122,360   $ 45.72   $ 538,764   $ 49.27   $ 414,430   $ 47.80
Realized gain on derivatives                 5,210      1.65       5,179      1.93      18,594      1.70       5,297      0.61
Royalties, net of Alberta Royalty Credit   (27,099)    (8.58)    (23,349)    (8.72)    (98,614)    (9.02)    (76,456)    (8.82)
Operating costs                            (39,330)   (12.46)    (27,803)   (10.39)   (127,309)   (11.64)    (82,911)    (9.56)
-------------------------------------------------------------------------------------------------------------------------------
OPERATING                                $  99,522   $ 31.52   $  76,387   $ 28.54   $ 331,435   $ 30.31   $ 260,360   $ 30.03
General and administrative (1)              (7,029)    (2.23)     (4,586)    (1.71)    (20,520)    (1.88)    (13,738)    (1.58)
Management fee                                   -      -              -         -           -         -        (887)    (0.10)
Interest                                    (7,917)    (2.51)     (5,414)    (2.02)    (24,351)    (2.23)    (18,258)    (2.11)
Interest on convertible debentures (1)      (3,536)    (1.12)     (3,289)    (1.23)    (13,977)    (1.28)    (11,210)    (1.29)
Income and capital taxes                      (521)    (0.16)      (361)     (0.13)     (1,444)    (0.13)     (1,509)    (0.17)
-------------------------------------------------------------------------------------------------------------------------------
FUNDS FROM OPERATIONS                    $  80,519   $ 25.50   $  62,737   $ 23.45   $ 271,143   $ 24.79   $ 214,758   $ 24.78
-------------------------------------------------------------------------------------------------------------------------------

(1) General and administrative expense and interest on convertible debentures exclude unit-based compensation and non-cash interest expense.

Funds from operations of Advantage for the quarter ended December 31, 2007 increased to $80.5 million from $62.7 million in the prior year. Funds from operations for the year ended December 31, 2007 increased to $271.1 million from $214.8 million compared to 2006. The cash netback per boe for the three months ended December 31, 2007 increased 9% from $23.45 to $25.50 for the quarter, but remained comparable for the year ended December 31, 2007. The higher cash netback per boe for the three months ended December 31, 2007 is primarily due to higher revenues, resulting from additional production from the accretive Sound acquisition and strong oil prices offset somewhat by lower natural gas prices as well as higher operating and general and administrative costs. Operating costs have steadily increased over the past year due to significantly higher field costs associated with supplies and services that have resulted from the high level of industry activity, an overall industry labour cost increase, and higher relative operating costs from recent acquisitions. However, it is noteworthy that due to several of our initiatives this year, operating costs for the quarter were less than anticipated. The increased general and administrative costs are due to higher staff levels and general growth of the Fund. When compared to the third quarter of 2007, funds from operations per boe increased 10%, again mainly due to the acquisition of Sound.

DEPLETION, DEPRECIATION AND ACCRETION

                                                  THREE MONTHS ENDED                            YEAR ENDED
                                                      DECEMBER 31                               DECEMBER 31
                                                 2007           2006        % CHANGE         2007         2006       % CHANGE
--------------------------------------------------------------------------------------------------------------------------------
Depletion, depreciation & accretion ($000)      $78,149       $ 63,521          23%       $272,175       $194,309        40%
   per boe                                      $ 24.75       $  23.73          4%        $  24.89       $ 22.41         11%

Depletion and depreciation of fixed assets is provided on the "unit-of-production" method based on total proved reserves. Accretion represents the increase in the asset retirement obligation liability each reporting period due to the passage of time. The depletion, depreciation and accretion ("DD&A") provision has increased 23% for the three months and 40% for the year ended December 31, 2007. The higher DD&A is due to considerable increases in daily production volumes, mainly from the Ketch and Sound acquisitions and the increase in the DD&A rate per boe compared to the prior year. The increased DD&A rate per boe was due to a higher valuation assigned for reserves from recent acquisitions than accumulated from prior acquisitions and development activities. We evaluate the recoverability of our petroleum and natural gas assets each reporting period to ensure the carrying amount does not

                       Advantage Energy Income Fund - 10
exceed the fair value. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized. There has been no impairment of the Fund's petroleum and natural gas properties under Canadian GAAP since inception.


TAXES

Current taxes paid or payable for the quarter ended December 31, 2007 amounted to $0.5 million, comparable to the $0.4 million expensed for the same period of 2006. The higher current taxes are due to the increased Saskatchewan properties and activity within these properties from the Ketch and Sound acquisitions. Current taxes primarily represent Saskatchewan resource surcharge, which is based on the petroleum and natural gas revenues within the province of Saskatchewan.

Future income taxes arise from differences between the accounting and tax bases of the assets and liabilities. For the year ended December 31, 2007, the Fund recognized a future income tax reduction of $24.6 million compared to $37.1 million for 2006. Under the Fund's current structure, payments are made between the operating company and the Fund transferring income tax obligations to Unitholders and as a result no cash income taxes would be paid by the operating company or the Fund prior to 2011. However, the Specified Investment Flow-Through Entity ("SIFT") tax legislation was enacted on June 22, 2007 altering the tax treatment by subjecting income trusts to a two-tier tax structure, similar to that of corporations, whereby the taxable portion of distributions paid by trusts will be subject to tax at the trust level and at the Unitholder level. The rules are effective for tax years beginning in 2011 for existing publicly-traded trusts. The impact of the new tax law is reflected in 2007 and resulted in an additional future income tax expense of $42.9 million. As at December 31, 2007, we had a future income tax liability balance of $66.7 million, compared to $61.9 million at December 31, 2006. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Sound acquisition, Advantage recorded a future tax liability of $29.4 million.

On December 14, 2007, the Federal government enacted legislation phasing in corporate income tax rate reductions which will reduce federal tax rates from 22.1% to 15.0% by 2012. Rate reductions will also apply to the new tax on distributions of income trusts and other specified investment flow-through entities as of 2011, reducing the tax rate in 2011 to 29.5% and in 2012 to 28.0%. These rates include a deemed provincial rate of 13%.

The Fund has approximately $1.7 billion in tax pools and deductions at December 31, 2007, which can be used to reduce the amount of taxes paid by Advantage. The Fund and Advantage Oil & Gas Ltd. ("AOG") had the following estimated tax pools in place at December 31, 2007:

                                                DECEMBER 31, 2007
                                              ESTIMATED TAX POOLS
                                                  ($ MILLIONS)
                                                  ------------
Undepreciated Capital Cost                         $    641
Canadian Oil and Gas Property Expenses                  462
Canadian Development Expenses                           435
Canadian Exploration Expenses                            65
Non-capital losses                                       76
Other                                                    25
                                                   --------
                                                   $  1,704



                       Advantage Energy Income Fund - 11

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Fund has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Fund's remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

PAYMENTS DUE BY PERIOD
($ MILLIONS)                                         TOTAL          2008         2009         2010         2011         2012
-------------------------------------------------------------------------------------------------------------------------------
Building leases                                     $   16.6      $   5.3       $  4.1       $  4.1       $  1.8       $  1.3
Capital leases                                           8.1          1.9          2.1          2.2          1.9            -
Pipeline/transportation                                  6.0          4.4          1.3          0.3            -            -
Convertible debentures (1)                             224.6          5.4         87.0         69.9         62.3            -
-------------------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL OBLIGATIONS                       $  255.3      $  17.0       $ 94.5       $ 76.5       $ 66.0       $  1.3
-------------------------------------------------------------------------------------------------------------------------------

(1) As at December 31, 2007, Advantage had $224.6 million convertible debentures outstanding. Each series of convertible debentures are convertible to Trust Units based on an established conversion price. The Fund expects that the obligations related to convertible debentures will be settled either directly or indirectly through the issuance of Trust Units.

(2) Bank indebtedness of $547.4 million has been excluded from the contractual obligations table as the credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a two year term facility with the first payment due one year and one day after commencement of the term.


LIQUIDITY AND CAPITAL RESOURCES

The following table is a summary of the Fund's capitalization structure.

($000, EXCEPT AS OTHERWISE INDICATED)                          DECEMBER 31, 2007
--------------------------------------------------------------------------------
Bank indebtedness (long-term)                                    $     547,426
Working capital deficit (1)                                             28,087
--------------------------------------------------------------------------------
Net debt                                                         $     575,513
--------------------------------------------------------------------------------
Trust Units outstanding (000)                                          138,269
Trust Unit closing market price ($/Trust Unit)                   $        8.73
--------------------------------------------------------------------------------
Market value                                                     $   1,207,088
--------------------------------------------------------------------------------
Capital lease obligations (long-term)                            $       5,653
Convertible debentures maturity value (long-term)                      219,220
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION                                             $   2,007,474
--------------------------------------------------------------------------------

(1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and accrued liabilities, distributions payable, and the current portion of capital lease obligations and convertible debentures.


UNITHOLDERS' EQUITY AND CONVERTIBLE DEBENTURES

Advantage has utilized a combination of Trust Units, convertible debentures and bank debt to finance acquisitions and development activities.

As at December 31, 2007, the Fund had 138.3 million Trust Units outstanding. On February 14, 2007 Advantage issued 7,800,000 Trust Units, plus an additional 800,000 Trust Units upon exercise of the Underwriters' over-allotment option on March 7, 2007, at $12.80 per Trust Unit for approximate net proceeds of $104.1 million (net of Underwriters' fees and other issue costs of $6.0 million). The net proceeds of the offering were used to pay down bank indebtedness and to subsequently fund capital and general corporate expenditures. On September 5, 2007, Advantage issued 16,977,184 Trust Units as partial consideration for the acquisition of Sound. As at March 5, 2008, Advantage had 139.0 million Trust Units issued and outstanding.

On July 24, 2006, Advantage adopted a Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "Plan"). For Unitholders that elect to participate in the Plan, Advantage will settle the monthly distribution obligation through

                       Advantage Energy Income Fund - 12
the issuance of additional Trust Units at 95% of the Average Market Price (as defined in the Plan). Unitholder enrollment in the Premium Distribution(TM) component of the Plan effectively authorizes the subsequent disposal of the issued Trust Units in exchange for a cash payment equal to 102% of the cash distributions that the Unitholder would otherwise have received if they did not participate in the Plan. During the year ended December 31, 2007, 4,028,252 Trust Units were issued as a result of the Plan, generating $46.7 million reinvested in the Fund and representing an approximate 18% participation rate.

As at December 31, 2007, the Fund had $224.6 million convertible debentures outstanding that were convertible to 9.8 million Trust Units based on the applicable conversion prices. During the year ended December 31, 2007, $24,000 debentures were converted resulting in the issuance of 1,386 Trust Units and all of the remaining $1,470,000 10% convertible debentures matured on November 1, 2007 and were settled with the issuance of 127,493 Trust Units.

Due to the  acquisition  of  Sound,  $59,513,000  8.75% and  $41,035,000  8.00%
convertible debentures were assumed by Advantage on September 5, 2007. As a result of the change in control of Sound, the Fund was required by the debenture indentures to make an offer to purchase all of the outstanding convertible debentures assumed from Sound as at a price equal to 101% of the principal amount plus accrued and unpaid interest. On October 17, 2007, the expiry date of the offer, 911,709 Trust Units were issued and $19.9 million in total cash consideration was paid in exchange for $29,665,000 8.75% convertible debentures and 2,220,289 Trust Units were issued in exchange for $25,507,000 8.00% convertible debentures. As at March 5, 2008, the convertible debentures have not changed from December 31, 2007.

Effective June 25, 2002, a Trust Units Rights Incentive Plan for external directors of the Fund was established and approved by the Unitholders of Advantage. A total of 500,000 Trust Units have been reserved for issuance under the plan with an aggregate of 400,000 rights granted since inception. The initial exercise price of rights granted under the plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years with all rights vesting immediately upon grant. At the option of the rights holder, the exercise price of the rights can be adjusted downwards over time based upon distributions paid by the Fund to Unitholders. In exchange for an equivalent number of Trust Units, 37,500 Series B Trust Unit Rights were exercised in the second quarter of 2007. As at March 5, 2008, 150,000 Series B Trust Unit Rights remain outstanding.

As a result of the new SIFT tax legislation, an income trust is permitted to double its market capitalization as it stands on October 31, 2006 by growing a maximum of 40% in 2007 and 20% for the years 2008 to 2010. Any unused expansion from the prior year can be brought forward into the following year until the new tax rules take effect. In addition, an income trust may replace debt that was outstanding as of October 31, 2006 with new equity or issue new, non-convertible debt without affecting the normal growth percentage. An income trust may also merge with another income trust without a change to their normal growth percentage, provided there is no net addition to equity as a result of the merger. As of October 31, 2006, the Fund had an approximate market capitalization of $1.6 billion and bank indebtedness of $0.4 billion. Therefore, as a result of the "normal growth" guidelines, the Fund is permitted to issue $2.0 billion of new equity from October 31, 2006 to January 1, 2011, which we believe is adequate for any growth we expect to incur.

BANK INDEBTEDNESS, CREDIT FACILITY AND OTHER OBLIGATIONS

At December 31, 2007, Advantage had bank indebtedness outstanding of $547.4 million. The Fund has a $710 million credit facility agreement consisting of a $690 million extendible revolving loan facility and a $20 million operating loan facility. The current credit facilities are secured by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Fund covering all assets and cash flows.

At December 31, 2007, Advantage had a working capital deficiency of $28.1 million. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals as well as the current portion of capital lease obligations and convertible debentures. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital program, commodity price volatility, and seasonal fluctuations. Advantage has no unusual working capital requirements. We do not anticipate any problems in meeting future obligations as they become due given the strength of our funds from operations. It is also important to note that working capital is effectively integrated with Advantage's operating credit facility, which assists with the timing of cash flows as required.

In the second quarter of 2007, Advantage entered a new lease arrangement that resulted in the recognition of a fixed asset addition and capital lease obligation of $4.1 million. The lease obligation bears interest at 5.8% and is secured by the related equipment. The lease term expires June 2011 with a final purchase obligation of $1.5 million at which time ownership of the equipment will transfer to Advantage. We entered a second lease arrangement during the third quarter of 2007 that resulted in the recognition of a fixed asset addition and capital lease obligation of $1.8 million. This lease obligation bears interest at 6.7% and is also secured by the related equipment. The lease term expires August 2010 with a final payment obligation of $0.7 million.
Distributions to Unitholders are not permitted if the Fund is in default of this capital lease.

                       Advantage Energy Income Fund - 13

On September 5, 2007, Advantage assumed two capital lease obligations in the acquisition of Sound resulting in the recognition of capital lease obligations of $1.6 million. Both of the assumed lease obligations bear interest at 5.6% and are secured by the related equipment. The lease terms expire December 2009 and April 2010 with a total final payment obligation of $0.9 million.

CAPITAL EXPENDITURES
                                                      THREE MONTHS ENDED                   YEAR ENDED
                                                          DECEMBER 31                      DECEMBER 31
($000)                                               2007            2006              2007            2006
--------------------------------------------------------------------------------------------------------------
Land and seismic                                 $       64       $      522        $    3,270       $  5,261
Drilling, completions and workovers                  30,020           42,612            94,786        113,146
Well equipping and facilities                         9,971           17,690            48,296         39,437
Other                                                   878              285             2,373          1,643
--------------------------------------------------------------------------------------------------------------
                                                 $   40,933       $   61,109        $  148,725       $159,487
Acquisition of Sound Energy Trust                       (67)               -            22,307              -
Property acquisitions                                 3,200               46            16,051            244
Property dispositions                                  (610)               -            (1,037)        (8,727)
--------------------------------------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                       $   43,456       $   61,155        $  186,046       $151,004
--------------------------------------------------------------------------------------------------------------

Advantage's growth strategy has been to acquire properties in or near areas where we have large land positions, shallow to medium depth drilling opportunities, and a balance of year round access. We focus on areas where past activity has yielded long-life reserves with high cash netbacks. With the integration of the Ketch and Sound assets, Advantage is very well positioned to selectively exploit the highest value-generating drilling opportunities given the size, strength and diversity of our asset base. As a result, the Fund has a high level of flexibility to distribute its capital program and ensure a risk-balanced platform of projects. Our preference is to operate a high percentage of our properties such that we can maintain control of capital expenditures, operations and cash flows.

For the three month period ended December 31, 2007, the Fund spent a net $40.9 million and drilled a total of 16.6 net (32 gross) wells at a 100% success rate. Total capital spending in the quarter included $7.1 million at Nevis, $5.7 million at Chip Lake, $5.3 million at Martin Creek, $3.9 million at Southeast Saskatchewan and $3.4 million at Willesden Green. For the year ended December 31, 2007, the Fund spent a net $148.7 million and drilled a total of
64.8 net (112 gross) wells at a 99% success rate. Total capital spending for the year included $33.6 million at Martin Creek, $26.2 million at Nevis, $17.5 million at Willesden Green, $10.5 million in Southeast Saskatchewan, $8.5 million at Chip Lake, and $7.2 million at Sunset.

Property acquisitions year to date include a $12.9 million property acquisition in the first quarter for producing properties and undeveloped land at the Fund's core area, Nevis, and a $3.2 million property acquisition in the Boundary Lake area during the fourth quarter. Costs of $22.3 million were incurred related to the Sound acquisition representing the cash portion paid due to the exercise of the cash option offered to Sound Unitholders and other costs.

                       Advantage Energy Income Fund - 14

The following table summarizes the various funding requirements during the years ended December 31, 2007 and 2006 and the sources of funding to meet those requirements.


SOURCES AND USES OF FUNDS

                                                               YEAR ENDED
                                                               DECEMBER 31
($000)                                                    2007          2006
--------------------------------------------------------------------------------
SOURCES OF FUNDS
        Funds from operations                         $  271,143     $  214,758
        Units issued, net of costs                       104,215        141,908
        Increase in bank indebtedness                     28,893              -
        Property dispositions                              1,037          8,727
        Decrease in working capital                            -         27,222
--------------------------------------------------------------------------------
                                                      $  405,288     $  392,615
--------------------------------------------------------------------------------
USES OF FUNDS
        Distributions to Unitholders                  $  170,915     $  185,015
        Expenditures on property and equipment           148,725        159,487
        Acquisition of Sound Energy Trust                 22,307              -
        Debentures redeemed                               19,406              -
        Increase in working capital                       17,749              -
        Property acquisitions                             16,051            244
        Expenditures on asset retirement                   6,951          5,974
        Reduction of capital lease obligations             3,184          1,019
        Decrease in bank indebtedness                          -         30,767
        Acquisition of Ketch Resources Trust                   -         10,109
--------------------------------------------------------------------------------
                                                      $  405,288     $  392,615
--------------------------------------------------------------------------------


ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

                                                        YEAR ENDED         YEAR ENDED          YEAR ENDED
                                                      DEC. 31, 2007      DEC. 31, 2006       DEC. 31, 2005
------------------------------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)               $    557,358        $   419,727         $  376,572
Net income (loss) ($000)                              $     (7,535)       $    49,814         $   75,072
     per Trust Unit  - Basic                          $      (0.06)       $      0.62         $     1.33
                     - Diluted                        $      (0.06)       $      0.61         $     1.32
Total assets ($000)                                   $  2,422,280        $ 1,981,587         $1,012,847
Long term financial liabilities ($000) ((1))          $    768,060        $   581,698         $  379,903
Distributions declared per Trust Unit                 $       1.77        $      2.66         $     3.12

(1) Long term financial liabilities exclude asset retirement obligations and future income taxes.

                       Advantage Energy Income Fund - 15

QUARTERLY PERFORMANCE

                                                             2007                                        2006
($000, EXCEPT AS OTHERWISE INDICATED)         Q4         Q3         Q2         Q1        Q4         Q3         Q2         Q1
-----------------------------------------------------------------------------------   -----------------------------------------
Daily production
    Natural gas (mcf/d)                    128,556    115,991    108,978    114,324    117,134    122,227     70,293     65,768
    Crude oil and NGLs (bbls/d)             12,895     10,014      8,952      9,958      9,570      9,330      6,593      6,760
    Total (boe/d)                           34,321     29,346     27,115     29,012     29,092     29,701     18,309     17,721
Average prices
    Natural gas ($/mcf)
        Excluding hedging                $    6.23   $   5.62   $   7.54   $   7.61   $   6.90   $   5.89   $   6.18   $   8.69
        Including hedging                $    6.97   $   6.35   $   7.52   $   8.06   $   7.27   $   5.90   $   6.18   $   8.69
AECO monthly index                       $    6.00   $   5.62   $   7.37   $   7.46   $   6.36   $   6.03   $   6.28   $   9.31
    Crude oil and NGLs ($/bbl)
        Excluding hedging                $   73.40   $  69.03   $  61.84   $  56.84   $  54.58   $  67.77   $  68.69   $  58.26
        Including hedging                $   70.40   $  68.51   $  61.93   $  58.64   $  55.86   $  67.77   $  68.69   $  58.26
        WTI (US$/bbl)                    $   90.63   $  75.33   $  65.02   $  58.12   $  60.21   $  70.55   $  70.75   $  63.88
Total revenues (before royalties)        $ 165,951   $130,830   $125,075   $135,502   $127,539   $124,521   $ 80,766   $ 86,901
Net income (loss)                        $  13,795   $(26,202)  $  4,531   $    341   $  8,736   $  1,209   $ 23,905   $ 15,964
    per Trust Unit  - basic              $    0.10   $  (0.22)  $   0.04   $   0.00   $   0.08   $   0.01   $   0.38   $   0.27
                    - diluted            $    0.10   $  (0.22)  $   0.04   $   0.00   $   0.08   $   0.01   $   0.38   $   0.27
Funds from operations                    $  80,519   $ 62,345   $ 62,634   $ 65,645   $ 62,737   $ 63,110   $ 42,281   $ 46,630
Distributions declared                   $  57,875   $ 55,017   $ 52,096   $ 50,206   $ 58,791   $ 60,498   $ 53,498   $ 44,459

The table above highlights the Fund's performance for the fourth quarter of 2007 and also for the preceding seven quarters. Production significantly increased in the third quarter of 2006 as the Ketch acquisition that closed on June 23, 2006 was fully integrated with Advantage. The second quarter of 2007 encountered a temporary production decrease as expected due to several facility turnarounds that had been planned for that period. The third quarter of 2007 includes the financial and operating results from the acquired Sound properties for 26 days, and fourth quarter of 2007 includes the full integration of the Sound properties. Advantage's revenues and funds from operations increased significantly beginning in the third quarter of 2006 primarily due to the production from the merger with Ketch and surged again in the fourth quarter of 2007 due to the Sound acquisition, partially offset by lower natural gas prices. Net income was lower in the first three quarters of 2007 due to reduced natural gas prices realized during the periods, amortization of the management internalization consideration and increased depletion and depreciation expense due to the Ketch and Sound mergers. Net income increased in the fourth quarter of 2007 due to the full integration of the Sound acquisition and stronger crude oil prices.


CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Fund's financial results and financial condition.

Management relies on the estimate of reserves as prepared by the Fund's independent qualified reserves evaluator. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available and as economic conditions impact crude oil and natural gas prices, operating costs, royalty burden changes, and future development costs. Reserve estimates impact net income through depletion and depreciation of fixed assets, the provision for asset retirement costs and related accretion expense, and impairment calculations for fixed assets and goodwill. The reserve estimates are also used to assess the borrowing base for the Fund's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income and the borrowing base of the Fund.

Management's process of determining the provision for future income taxes, the provision for asset retirement obligation costs and related accretion expense, and the fair values assigned to any acquired company's assets and liabilities in a business combination is based on estimates. These estimates are significant and can include reserves, future production rates, future crude oil and natural gas

                       Advantage Energy Income Fund - 16
prices, future costs, future interest rates, future tax rates and other relevant assumptions. Revisions or changes in any of these estimates can have either a positive or a negative impact on asset and liability values and net income.


FINANCIAL REPORTING UPDATE

CONVERGENCE OF CANADIAN GAAP WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, Canada's Accounting Standards Board ("AcSB") issued a strategic plan that will result in Canadian GAAP, as it applies to publicly accountable entities, being converged with International Financial Reporting Standards over a transitional period, initially indicated to be five years. The AcSB released a detailed implementation plan in May 2007 and the Fund will consider the effects that this implementation plan might have on the consolidated financial statements during the transition period.

CAPITAL DISCLOSURES

The CICA has issued section 1535 "Capital Disclosures", which will be effective January 1, 2008 for the Fund. Section 1535 will require the Fund to provide additional disclosures relating to capital and how it is managed. It is not anticipated that the adoption of section 1535 will impact the amounts reported in the Fund's financial statements as they primarily relate to disclosure.

CONTROLS AND PROCEDURES

The Fund has established procedures and internal control systems to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management of the Fund is committed to providing timely, accurate and balanced disclosure of all material information about the Fund. Disclosure controls and procedures are in place to ensure all ongoing reporting requirements are met and material information is disclosed on a timely basis. The Chief Executive Officer and Vice-President, Finance and Chief Financial Officer, individually, sign certifications that the financial statements, together with the other financial information included in the regular filings, fairly present in all material respects the financial condition, results of operations, and cash flows as of the dates and for the periods presented in the filings. The certifications further acknowledge that the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the filings. During 2007, there were no significant changes that would materially affect, or are reasonably likely to materially affect, the internal controls over financial reporting.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Fund has established a Disclosure Committee consisting of seven executive members with the responsibility of overseeing the Fund's disclosure practices and designing disclosure controls and procedures to ensure that all material information is communicated to the Disclosure Committee. All written public disclosures are reviewed and approved by at least one member of the Disclosure Committee prior to issuance. Additionally, the Disclosure Committee assists the Chief Executive Officer and Chief Financial Officer of the Fund in making certifications with respect to the disclosure controls of the Fund required under applicable regulations and ensures that the Board of Directors is promptly and fully informed regarding potential disclosure issues facing the Fund.

The Fund's Management is responsible for establishing and maintaining effective internal control over financial reporting. Management of Advantage, including our Chief Executive Officer and Vice-President, Finance and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the disclosure controls and procedures as of December 31, 2007. Based on that evaluation, Management has concluded that the disclosure controls and procedures are effective as of the end of the period, in all material respects. It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Fund's design of disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system does not provide absolute, but rather is designed to provide reasonable, assurance that the objective of the control system is met.

CORPORATE GOVERNANCE
The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a

                       Advantage Energy Income Fund - 17
purchase price or proceeds in excess of $5 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities and the issuance of additional Trust Units, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval.

The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions. The Board of Directors consists of ten members, seven of whom are unrelated to the Fund. The Independent Reserve Evaluation Committee and Audit Committee each have three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee has four members, all of whom are independent. One member of the Audit Committee has been designated a "Financial Expert" as defined in applicable regulatory guidance. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund.

The Board of Directors approved and Management implemented a Code of Business Conduct and Ethics. The purpose of the code is to lay out the expectation for the highest standards of professional and ethical conduct from our directors, officers and employees. The code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Our Code of Business Conduct and Ethics is available on our website at www.advantageincome.com.

As a Canadian issuer listed on the New York Stock Exchange (the "NYSE"), Advantage is not required to comply with most of the NYSE rules and listing standards and instead may comply with domestic requirements. As a foreign private issuer, Advantage is only required to comply with four of the NYSE
Rules: (i) have an audit committee that satisfies the requirements of the United States Securities Exchange Act of 1934; (ii) the Chief Executive Officer must promptly notify the NYSE in writing after an executive officer becomes aware of any material non-compliance with the applicable NYSE Rules; (iii) submit an executed annual written affirmation, as well as an interim affirmation each time a change occurs to the audit committee; and (iv) provide a brief description of any significant differences between its corporate governance practices and those followed by U.S. companies listed under the NYSE. Advantage has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards.

A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

OUTLOOK
The Fund's 2008 Budget, as approved by the Board of Directors, retains a high degree of activity and focus on drilling in many of our key properties where a high level of success was realized through 2007. Capital has also been directed to delineate a natural gas resource play at Glacier in Northwest Alberta and to accommodate facility expansions and enhanced recovery schemes as necessary. New drill bit additions are expected to be more effective in replacing production as corporate declines have continued to subside throughout 2007. Advantage's production now contains very little flush production from high impact wells and concentrated drilling programs (from 2004 and 2005 activities) creating a balanced and predictable platform.

During the fourth quarter of 2007, production was on-track and operating costs were lower than expected. We realized some impact to our production due to third party related facilities outages in December, however, continued efforts in operating cost optimization is providing efficiency gains. For 2008, we are forecasting production to be in the range of 32,000 to 34,000 boe/d. Advantage's 2008 capital expenditures budget is estimated to be approximately $125 to $145 million with approximately 143 gross (88 net) wells. An active winter program at Martin Creek, Glacier, Nevis and Willesden Green will be followed by a relatively even paced program in Q3 and Q4 of 2008. Capital spending is estimated to be split evenly between oil and gas activities.

Per unit operating costs on an annual basis are expected to range between the $12.50 to $13.30/boe range. Advantage is continuing with several operating cost reduction initiatives throughout 2008 to help offset these increases and we have begun to realize some key achievements in this area. We expect industry servicing and maintenance costs to generally remain stable in 2008 with some potential for natural gas related costs to increase during the latter part of 2008 if natural gas prices strengthen at that time.

On October 25, 2007, the Alberta Provincial Government announced changes to royalties for conventional oil, natural gas and oil sands that will become effective January 1, 2009. Preliminary indications are that the changes will have a negligible impact on Advantage since we have a significant number of lower rate wells within our long life properties producing in Alberta. Advantage also has a significant Horseshoe Canyon coal bed methane drilling inventory that can be pursued which will also have a favorable royalty treatment due to lower rate per well characteristics. Our exposure in Northeast British Columbia and Saskatchewan also affords us further flexibility with mitigating the royalty impact in our capital program. We expect our royalty rates to range from 17% to 19% in 2008.

                       Advantage Energy Income Fund - 18

Advantage's funds from operations in 2008 will continue to be impacted by the volatility of crude oil and natural gas prices and the $US/$Canadian exchange rate. Additional hedging has been completed for 2008 to i) stabilize cash flows and ii) ensure that the Fund's capital program is substantially funded out of cash flow. Approximately 51% of our natural gas production, net of royalties, is now hedged for the 2008 calendar year at a floor of $7.43/mcf. Advantage has also hedged 38% of its 2008 crude oil production, net of royalties, at an average price of $94.07/bbl.

Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long-term cash flow. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in prior years and from the significant inventory of drilling opportunities that has resulted from the Ketch and Sound mergers.

Looking forward, Advantage's high quality assets combined with a greater than five year drilling inventory, hedging program and excellent tax pools provides many options for the Fund and we are committed to maximizing value generation for our Unitholders.

SENSITIVITIES
The following table displays the current estimated sensitivity on funds from operations and funds from operations per Trust Unit to changes in production, commodity prices, exchange rates and interest rates for 2008.

                                                                                     ANNUAL
                                                           ANNUAL             FUNDS FROM OPERATIONS
                                                    FUNDS FROM OPERATIONS        PER TRUST UNIT
                                                           ($000)                ($/TRUST UNIT)
-------------------------------------------------------------------------------------------------------
Natural gas
        AECO monthly price change of $1.00/mcf            $  17,800                  $   0.12
        Production change of 6.0 mmcf/d                   $   7,200                  $   0.05
Crude oil and NGLs
        WTI price change of US$10.00/bbl                  $  27,900                  $   0.20
        Production change of 1,000 bbls/d                 $  22,200                  $   0.16
$US/$Canadian exchange rate change of $0.01               $   5,900                  $   0.04
Interest rate change of 1%                                $   5,600                  $   0.04

ADDITIONAL INFORMATION

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Fund's website at www.advantageincome.com. Such other information includes the annual information form, the annual information circular - proxy statement, press releases, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential Unitholders as it discusses a variety of subject matter including the nature of the business, structure of the Fund, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.



                       Advantage Energy Income Fund - 19